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                                  August 21, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004


     RE:      Air Products and Chemicals, Inc. (the "Registrant")
              Registration Statement No. 333-33851
              $300,000,000 Principal Amount Medium-Term Notes, Series G (the "Registration Statement")

Ladies and Gentlemen:

         In accordance with Rule 473 of the Securities Act of 1933, the above-referenced Registrant hereby files the following delaying amendment:

                 The Registrant hereby amends the above-referenced Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                                        Sincerely,

                                        Air Products and Chemicals, Inc.



                                        /s/ James H. Agger
                                        James H. Agger
                                        Agent for Service